1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
November 4, 2021	www.integraresources.com

INTEGRA INTERSECTS 3.36 G/T AuEq OVER 92.66 M, INCLUDING 24.15 G/T AuEq OVER 7.01 M AND
1.18 G/T AuEq OVER 44.81 M, INCLUDING 4.21 G/T AuEq OVER 10.82 M AT FLORIDA MOUNTAIN

  Drill results from the Florida Mountain Deposit include:
  FME-21-115: 3.15 grams per tonne ("g/t") gold ("Au") and 16.63 g/t silver ("Ag") (3.36 g/t gold equivalent ("AuEq")) over 92.66 meters ("m")
    Including 68.88 g/t Au and 135.00 g/t Ag (70.62 g/t AuEq) over 1.53 m
    Including 23.25 g/t Au and 70.04 g/t Ag (24.15 g/t AuEq) over 7.01 m
    Including 67.16 g/t Au and 208.00 g/t Ag (69.84 g/t AuEq) over 1.53 m
    Including 28.44 g/t Au and 40.14 g/t Ag (28.96 g/t AuEq) over 1.22 m
  FME-21-119: 3.06 g/t Au and 24.70 Ag (3.37 g/t AuEq) over 10.52 m
    Including 22.67 g/t Au and 186.00 g/t Ag (25.06 g/t AuEq) over 1.22 m
  FME-21-119: 0.87 g/t Au and 24.64 g/t Ag (1.18 g/t AuEq) over 43.59 m
    Including 5.25 g/t Au and 341.00 g/t Ag (9.64 g/t AuEq) over 0.61 m
  FME-21-117: 0.80 g/t Au and 68.77 g/t Ag (1.69 g/t AuEq) over 22.86 m
  FME-21-125: 1.07 g/t Au and 8.15 g/t Ag (1.18 g/t AuEq) over 44.81 m
    Including 3.95 g/t Au and 20.02 g/t Ag (4.21 g/t AuEq) over 10.82 m
    Including 22.46 g/t Au and 22.42 g/t Ag (22.75 g/t AuEq) over 0.91 m
  FME-21-122: 0.93 g/t Au and 8.77 g/t Ag (1.04 g/t AuEq) over 95.71 m
  FME-21-127: 0.79 g/t Au and 18.51 g/t Ag (1.03 g/t AuEq) over 98.45 m
    Including 2.20 g/t Au and 35.57 g/t Ag (2.65 g/t AuEq) over 21.33 m
    Including 4.86 g/t Au and 338.00 g/t Ag (9.21 g/t AuEq) over 1.53 m
  To date in 2021, the Company has drilled 16,825 m at Florida Mountain. The intercepts reported here through the Trade Dollar and Alpine Veins continue to demonstrate the continuity of high-grade in the deeper portions of these veins.  In most instances the higher-grade intervals from these holes were rushed at the assay labs and were reported previously (please see the news release dated August 31, 2021) These drill intercepts include:
    FME-21-122 3.66 g/t Au and 18.60 g/t Ag (3.90 g/t AuEq) over 17.98 m
      Including 31.89 g/t Au and 43.91 g/t Ag (32.45 g/t AuEq) over 1.68 m

  FME-21-125: 3.13 g/t Au and 104.08 g/t Ag (4.47 g/t AuEq) over 31.24 m
    Including 6.17 g/t Au and 87.60 g/t Ag (7.30 g/t AuEq) over 0.91 m
    Including 49.90 g/t Au and 1,622.00 g/t Ag (70.78 g/t AuEq) over 1.52 m
  FME-21-127: 24.64 g/t Au and 295.31 g/t Ag (28.44 g/t AuEq) over 5.18 m
    Including 103.94 g/t Au and 1,202.39 g/t Ag (119.41 g/t AuEq) over 1.22 m
  The Company has now intercepted 103 drill hits over 4.0 g/t AuEq with a minimum width of 1.52 m at Florida Mountain.
  To view a video of President and CEO George Salamis discussing the drill results, click on the following link: https://www.youtube.com/watch?v=G1dJo38L2Dk

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce multiple high-grade drill results from the Florida Mountain Deposit as well as long widths of mineralization within the existing resource envelope at Florida Mountain that exceed the current grade of the Florida Mountain resource estimate.

"Yet again, we are pleased to report more high-grade gold and silver at Florida Mountain. Drilling at Florida Mountain continues to demonstrate both the high-grade resource potential below the existing resource estimate as well as further in-pit high-grade optimization potential within the 2019 resource pit shell. Long runs of high-grade within the bulk tonnage resource, as demonstrated today in drill hole FME-21-115, suggest further optimization of the bulk tonnage resource is possible.  In addition, the Company continues to test the high-grade vein system at depth below Florida Mountain with 10 intercepts reported today from 3 of the main vein structures. These high-grade intercepts provide further support in the evaluation of a potential high-grade, underground exploration program at Florida Mountain in the future," noted George Salamis, Integra's President and CEO. "Delineation of prospective high-grade resources at depth at Florida Mountain and the transition of these high-grade resources to a future mine plan, subject to further studies, could add to the already strong project economics demonstrated in past studies regarding open pit mining of bulk tonnage, low-grade gold and silver."

Florida Mountain:

The following table highlights selected intercepts from Florida Mountain drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-115	2.44	95.10	92.66	3.15	16.63	3.36
including	23.77	25.30	1.53	68.88	135.00	70.62
including	83.21	90.22	7.01	23.25	70.04	24.15
including	84.73	86.26	1.53	67.16	208.00	69.84
including	87.78	89.00	1.22	28.44	40.14	28.96
FME-21-115	126.49	127.41	0.92	0.80	173.00	3.03
FME-21-115	276.15	277.83	1.68	1.72	286.00	5.40
FME-21-117	12.50	35.36	22.86	0.80	68.77	1.69
FME-21-119	43.13	53.65	10.52	3.06	24.70	3.37
including	52.43	53.65	1.22	22.67	186.00	25.06
FME-21-119	199.34	242.93	43.59	0.87	24.64	1.18
including	242.32	242.93	0.61	5.25	341.00	9.64

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-119	277.83	291.60	13.77	0.58	95.28	1.81
including	277.83	278.44	0.61	6.77	793.00	16.97
including	280.57	280.87	0.30	5.61	544.00	12.61
including	290.47	291.60	1.13	1.51	344.00	5.94
FME-21-120	12.80	109.73	96.93	0.46	12.06	0.61
including	104.24	109.73	5.49	2.85	50.03	3.49
FME-21-121	0.00	20.42	20.42	0.96	83.50	2.04
FME-21-121	17.68	18.90	1.22	4.78	51.22	5.44
FME-21-122	0.00	95.71	95.71	0.93	8.77	1.04
FME-21-123	0.00	16.46	16.46	0.20	38.13	0.69
including	6.71	10.06	3.35	0.21	128.00	1.86
FME-21-123	210.01	242.77	32.76	0.61	6.92	0.70
FME-21-123	282.55	290.17	7.62	0.26	28.31	0.62
including	285.60	286.06	0.46	0.85	158.00	2.88
FME-21-124	0.00	89.92	89.92	0.35	10.03	0.48
FME-21-125	49.07	93.88	44.81	1.07	8.15	1.18
including	72.54	83.36	10.82	3.95	20.02	4.21
including	81.08	81.99	0.91	22.46	22.42	22.75
FME-21-126	189.28	241.40	52.12	0.27	5.67	0.34
FME-21-126	359.73	360.03	0.30	0.92	200.00	3.49
FME-21-127	0.00	98.45	98.45	0.79	18.51	1.03
including	74.07	95.40	21.33	2.20	35.57	2.65
including	77.11	78.64	1.53	4.86	338.00	9.21

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of Florida Mountain, click on the link below:

https://www.integraresources.com/site/assets/files/2572/fm_hg_cross_section_-_nov_2021.pdf

To view a drill plan map of Florida Mountain, click on the link below:

https://www.integraresources.com/site/assets/files/2572/drill_collar_location_-_fm_-_full_extent_-_nov_2021.pdf

The drill results announced today include both broad lower-grade intercepts within the overlying felsic volcanics which fall within the 2019 Preliminary Economic Assessment ("PEA") conceptual open pit and narrower higher-grade intercepts within the underlying granite. Together with the higher-grade intercepts from these holes, some which were reported previously, today's results continue to demonstrate the continuity of grade within the deeper high-grade vein systems which could become the focus of a concerted underground drill program if warranted in the future.  Approximately 10 of the high-grade intercepts reported today are from the three veins which comprise the Alpine Vein Zone with several additional intercepts from the Trade Dollar-Black Jack Vein Zone.

The Company is of the belief that at some stage in the future, a transition to high-grade underground exploration could provide immense benefits to the overall economics of the Project.

Current Drill Status

The Company has completed its drill program at War Eagle and currently has 1 drill rig in operation at the DeLamar Project testing the high-grade target below Florida Mountain.

PFS Timing

The Pre-feasibility Study ("PFS") for the DeLamar Project is on schedule to be completed in Q4 2021. As previously disclosed, the PFS will detail increased throughputs at the heap leach pad and mill. This larger scope is expected to result in a 50% or greater increase in the gold equivalent production profile over a longer time-frame relative to the 2019 PEA which showed 124,000 oz AuEq per year over 10 years.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the delivery of a Pre-feasibility Study in Q4 2021. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; future underground exploration plans and future development plans; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Company's disclosure is prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company's mineral reserves and mineral resources classification terms are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission applicable to domestic United States reporting companies.  Accordingly, information that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.